

Mail Stop: 3628

June 22, 2017

Via E-mail
Steven R. Staub
Vice President and Treasurer
The Cleveland Electric Illuminating Company
Ohio Edison Company
The Toledo Edison Company
c/o FirstEnergy Ohio PIRB Special Purpose Trust 2013
76 South Main Street
Akron, Ohio 44308

> **Re:** **FirstEnergy Ohio PIRB Special Purpose Trust 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 333-187692-06**

Dear Mr. Staub:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 33.4 to Form 10-K

1. We note that FirstEnergy Service Company (FESC) identified a material instance of noncompliance with respect to the servicing criterion in Item 1122(d)(2)(i) and has taken remedial measures. Please tell us when payments on the asset-backed securities to address the errors will be made and how investors will be notified of the payments (e.g., whether the next distribution report will show the payments made to correct the errors).

2. Please confirm that any Item 1122 report that FESC provides in future filings, for this and any other transaction for which FESC acts as servicer, that identifies a material instance of noncompliance with the servicing criteria will include disclosure similar to the type of

discussion contemplated by our comment above in addition to the disclosure that has been provided about the nature of the material instance of noncompliance and remedial measures taken.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Gina K. Gunning, Esq., FirstEnergy Service Company
       Jon Taylor, FirstEnergy Service Company